

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 13, 2008

Mr. R. Kerry Clark
Chairman and Chief Executive Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

> **Re:** **Cardinal Health, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed August 24, 2007**
> **File No. 001-11373**

Dear Mr. Clark:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services